UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission file number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road, Pudong

New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Exhibit
99.1	Press Release Dated February 22, 2022

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, the People’s Republic of China.

Boqii Holding Limited

Date:	February 22, 2022	By:	/s/ Yingzhi (Lisa) Tang
		Name:	Yingzhi (Lisa) Tang
		Title:	Director, co-Chief Executive Officer and Chief Financial Officer